Exhibit 99.1

500.com Limited to Subscribe for Shares of Loto Interactive Limited

SHENZHEN, China, January 28, 2021 /PRNewswire/ —500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), today announced that it has entered into a share subscription agreement (the “Share Subscription Agreement”), pursuant to which it has conditionally agreed to subscribe for 169,354,839 shares of Loto Interactive Limited (HKEX: 08198) (“Loto Interactive”) at a price of HK$0.62 per share for a total consideration of approximately HK$105 million (approximately US$13.5 million) in cash (the “Share Subscription”). Closing of the Share Subscription is subject to approval by independent shareholders of Loto Interactive and relevant regulatory authorities, the transactions contemplated by the Acquisition Agreement (as defined below) having become unconditional, as well as other customary conditions set out in the Share Subscription Agreement. The Company currently owns approximately 33.7% of the issued share capital of Loto Interactive. Upon completion of the Share Subscription, the Company expects to own approximately 54.2% of the issued share capital of Loto Interactive (assuming none of the outstanding share options granted by Loto Interactive are exercised at or prior to the completion of the Share Subscription), and Loto Interactive is expected to become a subsidiary of the Company.

Loto Interactive and its subsidiaries are principally engaged in (i) provision of data analysis and storage services, (ii) distribution of mobile gaming and (iii) the money lending business in Hong Kong. Loto Interactive currently runs three big data centers and offers a comprehensive set of services, including premises, hardware support, power supply, ancillary supervision and management services. The customers of Loto Interactive’s big data centers are mainly engaged in cryptocurrency mining business.

Concurrently with the Company’s entering into the Share Subscription Agreement, Loto Interactive has entered into an acquisition agreement (the “Acquisition Agreement”), pursuant to which it has agreed to acquire the remaining equity interests in its indirectly held subsidiary, Ganzi Changhe Hydropower Consumption Service Co., Ltd (“Ganzi Changhe”), from two sellers for a total consideration of approximately RMB88.2 million (approximately US$13.6 million) in cash (the “Ganzi Changhe Acquisition”). Loto Interactive currently indirectly owns approximately 51% of the equity interests in Ganzi Changhe. Upon completion of the transactions contemplated by the Acquisition Agreement, Loto Interactive expects to own 100% of the equity interests in Ganzi Changhe. Ganzi Changhe was incorporated in 2019. Ganzi Changhe has access to a total power capacity of approximately 300,000 kW.

Pursuant to Rule 26.1 of the Hong Kong Code on Takeovers and Mergers, upon completion of the Share Subscription, the Company will be required to make a cash offer to acquire all the shares of Loto Interactive in issue (other than those already owned or agreed to be acquired by us and our parties acting in concert) at HK$0.75 per share. Furthermore, pursuant to Rule 13.5 of the Hong Kong Code on Takeovers and Mergers, the Company will also be required to make a cash offer to cancel all the outstanding share options granted by Loto Interactive pursuant to its share option scheme.

For further details of the Share Subscription and the possible unconditional mandatory cash offers mentioned above, please refer to the joint announcement made by us and Loto Interactive on the website of The Stock Exchange of Hong Kong Limited on January 28, 2021.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. Most recently, 500.com is actively developing its blockchain-related business.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005